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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           AMERICAN CYANAMID COMPANY
                           (Name of Subject Company)



                           AMERICAN CYANAMID COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE,
                  INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                   025321100
                     (CUSIP Number of Class of Securities)

                           JOSEPH S. MCAULIFFE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           AMERICAN CYANAMID COMPANY
                               ONE CYANAMID PLAZA
                            WAYNE, NEW JERSEY 07470
                                 (201) 831-2000


                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated August 23, 1994 of American Cyanamid Company (the "Company"), with respect to the tender offer made by AC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of American Home Products Corporation, a Delaware corporation ("Parent") to purchase all the outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of the Company and associated Preferred Stock Purchase Rights of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented by adding thereto the following:

          On August 25, 1994, the Company received a notice from the Federal Trade Commission requesting additional information in connection with Parent's Hart-Scott-Rodino filing relating to the previously announced cash tender offer for all outstanding Shares. The same day, the Company issued a joint press release with Parent, which is filed as Exhibit 8 hereto and is incorporated by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding thereto the following:

          Exhibit 8--Joint Press Release of the Company and Parent, dated August 25, 1994.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          AMERICAN CYANAMID COMPANY

                                                By: /s/ JOSEPH S. MCAULIFFE
                                              .................................
                                              Name:  Joseph S. McAuliffe
                                              Title: Vice President and General
                                                       Counsel

Dated: August 26, 1994



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                               INDEX TO EXHIBITS

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EXHIBITS                                                                                                               NUMBER
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Exhibit 8--Joint Press Release of the Company and Parent, dated August 25, 1994.





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